Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. SCHEDULES ITS FOURTH QUARTER 2007 RESULTS RELEASE AND CONFERENCE CALL FOR THURSDAY, FEBRUARY 21, 2008

Conference Call Scheduled at 9.00am EST

AZOUR, Israel – January 29, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its fourth quarter and full year 2007 results on Thursday, February 21, 2008, before the US market opens.

The Company will also be hosting a conference call later that day at 9:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0 800 051 8913
ISRAEL Dial-in Number: 03 918 0688
INTERNATIONAL Dial-in Number: +972 3 918 0688

At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 430,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Info@gkir.com
Ehud Helft
Kenny Green
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620